December 11, 2008	Direct Phone Number: 214.651.5645 Direct Fax Number: 214.200.0577 greg.samuel@haynesboone.com
Joe Cascarano
Securities and Exchange Commission
100 F Street, NE
Judiciary Plaza
Washington DC 20549-0213
Re:	Lighting Science Group Corporation
Dear Joe:
During our most recent conference call of Tuesday, November 25, 2008 among representatives of the Securities and Exchange Commission (the “Commission”), Lighting Science Group Corporation (the “Company”) and its counsel and accountants, we discussed preparing a written response to the most recent letter of the Commission dated October 21, 2008. As we discussed, the Company’s response would detail how the Company would propose to present the disclosure of financial results of operations during the subject periods in a manner acceptable to the Commission. Please be advised that we expect to have that letter delivered to you on or before December 18, 2008.
Please call if you have any questions.

Very truly yours,
/s/ Greg Samuel
Greg R. Samuel